                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(g)
                     of the Securities Exchange Act of 1934

                            FINANCIAL VENTURES, INC.
                 (Name of Small Business Issuer in its charter)


           FLORIDA                                   65-0714837
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

             270 NW 3rd Court                        33432-3720
           Boca Raton, Florida                       (Zip Code)
(Address of principal executive offices)

                       Issuer's Telephone: (561) 368-1427
                         ------------------------------
           Securities to be registered under Section 12(g) of the Act:

Title of each class                          Name of each exchange on which each
to be so registered                          Class is to be registered
-------------------                          -----------------------------------

                                             - NONE -

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

PART I................................................................   1

        ITEM 1.    DESCRIPTION OF BUSINESS............................   1

        ITEM 2.    PLAN OF OPERATION..................................   2

        ITEM 3.    DESCRIPTION OF PROPERTY............................   4

        ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                   OWNERS AND MANAGEMENT..............................   5

        ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                   AND CONTROL PERSONS................................   6

        ITEM 6.    EXECUTIVE COMPENSATION.............................   7

        ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED
                   TRANSACTIONS.......................................   8

        ITEM 8.    DESCRIPTION OF SECURITIES..........................   8

PART II...............................................................   9

        ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE
                   REGISTRANT'S COMMON EQUITY AND RELATED
                   STOCKHOLDER MATTERS................................   9

        ITEM 2.    LEGAL PROCEEDINGS..................................   9

        ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH
                   ACCOUNTANTS ON ACCOUNTING AND
                   FINANCIAL DISCLOSURE...............................   9

        ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES............  10

        ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS..........  10

PART F/S..............................................................  11

        FINANCIAL STATEMENTS.......................................... F-1

PART III..............................................................  12

        ITEM 1.    INDEX TO EXHIBITS..................................  12

SIGNATURES............................................................  13

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         (A)      BUSINESS DEVELOPMENT

         Financial Ventures, Inc. ( the "Company") was incorporated on December 4, 1996 under the laws of the State of Florida. See Exhibit 2(i) at Page E-1. The Company is currently in good standing under the laws of Florida.

         The Bylaws of the Company are included as Exhibit 2 (iii) commencing at Page E-5.

         (B)      BUSINESS OF ISSUER

         At its inception, the Company adopted a Business Plan with the objective of entering into a joint venture with Brett L. DeWees (adult son of Ledyard H. DeWees, President) for the purpose of initially entering into a pilot program for the capture and sale of exotic saltwater aquarium-type fish to wholesalers.

         EQUIPMENT REQUIRED

         The pilot program will require equipment in the form of a boat and motor. In this regard, it has been mutually determined that the Company should purchase a 23' Mako (Manufacturer) fiberglass, center console outboard boat. The boat will be powered with a 200 HP Evinrude outboard motor.

         It has been estimated that the cost of this equipment including all necessary equipment to become legally operational, is Twenty Five Thousand Collars ($25,000).

         PRODUCTS AND SALES

         the products sought will be saltwater aquarium-type fish. Among the over 100 species available, are fish such as angels, rock beauties, butterfly, damsel, parrot, tang, and hamlet. All fish will be sold directly to wholesalers in South Florida.

         Research has determined that the market for such fish in broad and competition does not appear to be a factor. In fact, the demand is currently greater than the supply.

         LICENSES REQUIRED

         Brett L. DeWees holds a United States Coast Guard Captain's License - #709388. He also holds a Saltwater Products License - #SP-60840 issued by the State of Florida, Department of Environmental Protection. This license has an RS (Restricted Species) endorsement and a ML-862 (Marine Life) endorsement. These qualifications are essential to a legal operation for collecting and selling tropical saltwater fish.

         PLANNED OPERATIONS

         Under the joint venture arrangement Brett DeWees will contract with two
(2) qualified and licensed divers. These divers will operate under their contracts as independent contractors. It will be the responsibility of Brett DeWees to oversee the areas of operation of the divers and to arrange for the transportation and sale of the fish at the end of each day's dive operation. He will also be responsible for the maintenance of the boat and all related equipment.

         SCOPE OF OPERATIONS

         The intended area of the pilot program is in the waters off South Florida, from West Palm Beach at the northern boundary to Key West as a southern boundary. If the pilot program is successful the operations may be expanded to include the Bahamas.

         EMPLOYEES

         The arrangement with Brett DeWees will be contractual. The divers used in operations will be independent contractors. The Company does not anticipate any paid employees in the near future.

ITEM 2. PLAN OF OPERATION

         (A)      PLAN OF OPERATION

         After its incorporation, the Company approved an offering of common stock pursuant to Rule 504 of Regulation D, as promulgated by the Securities and Exchange Commission. The offering was for 400,000 shares at par value ($.001) and 4,000 shares at $.10 per share. Under this offering a total of 403,800 shares were issued to 38 stockholders. The purpose of this offering was to obtain a stockholder base. It was not intended to fund planned operations.

         The intended joint venture arrangement could not he concluded as planned and the Company has been inactive until the present time. However, the Company (in agreement. with Brett DeWees) has now determined that the pilot program may proceed, with additional plans for major expansion if the pilot program is successful.

         As previously noted, it is estimated that Twenty Five Thousand Dollars ($25,000) will be required to purchase the equipment needed to commence the pilot program. Certain of the stockholders have agreed to make a loan of $25,000 on behalf of the Company, and these proceeds will be applied to commence the pilot program.

         PROJECTION OF PILOT PROGRAM

         The projected revenue for the first year of operation is as follows:

         REVENUES

                  Gross Sales                                 $ 84,000
                  Less: Override Payment (7.5%)                  6,300
                                                              --------
                  Adjusted gross sales                        $ 77,000

         EXPENSES

                  Gas and Oil                                    4,800
                  Contract Payments to Divers                   48,000
                  Dockage                                        1,200
                  Miscellaneous Boat Maintenance                 1,800
                                                              --------
                    TOTAL EXPENSES                            $ 57,000

         Net Income                                           $ 20,700

         NOTES TO REVENUE PROJECTIONS

         (1) Sales are project at $350 per day, using 20 days per month, with two divers working daily.

         (2) Compensation to divers will be set under contract at $2,000 monthly per individual.

         (3) The override payment, 7.5% of gross sales, is to be paid to Brett DeWees.

         PLANS FOR EXPANSION

         In the even that the pilot program is successful, the Company plans to expand its business operations by issuing convertible promissory notes as follows:

         - The offering will be under Rule 506 of Regulation D, as promulgated by the Securities and Exchange Commission.

         - The offering will be limited to 20 persons that qualify as accredited investors as defined in Regulation 230.501 or that meet the level of financial sophistication as Specified in Regulation 230.506(b) (2) (ii).

         - The offering shall consist of 20 Units of $15,000 each, thus providing proceeds of $300,000 if all of the units as offered are sold.

         The convertible promissory notes to be sold under the proposed offering will each have the following provisions:

         - The note will be issued for $15,000, with the provision that interest shall be paid at the rate of 15% per annum.

         - The note shall mature at the end of one year from the date of issue.

         - The Company reserves the right to prepay the note in its entirety at any time, providing that the full maturity value of $15,000 must be paid.

         - At any time prior to the maturity of the note, the holder shall have the option of converting the note in full to 15,000 shares of the voting common stock of the Company.

         - The note will provide for an adjustment if the Company has splits, calls, or dividends prior to the maturity of the note.

         - Any stock issued as a result of a conversion will be restricted stock.

         - The note shall be assignable, provided that the assignee shall comply with all terms of the note.

         It is the intention of the Company to secure financing as noted above to purchase 10 additional boats equipped for diving, which is anticipated to cost $250,000. The additional $50,000 to be raised will be held as a reserve for contingencies.

         It should also be noted that the Company anticipates that substantially all of the proceeds from the sale of a given unit in the proposed offering will be available for the business objectives of the company. This is so because the Company will sell all units under the proposed offering and thus there will be no payment of sales commissions. Further, the President of the Company, as an attorney, has agreed to waive all legal costs that otherwise would be incurred in the offering.

ITEM 3. DESCRIPTION OF PROPERTY

         (A)      LOCATION AND CONDITION OF PROPERTY

         The Company has no real properties or leasehold interests at this time. The Company is not currently engaged in any real estate activities.

         The Company's principal place of business is located at 270 N.W. 3rd Court, Boca Raton, Florida 33432, which offices are provided by Ledyard H. DeWees, P.A., a professional association owned by Ledyard H. DeWees, Esq. on a rent-free basis pursuant to an oral agreement. It is anticipated that this arrangement will be suitable for the needs of the Company for the foreseeable future.

         (B)      INVESTMENT POLICIES

         The Company has no plans whatsoever for any investments, real estate or otherwise. All proceeds as received will be applied directly to the needs of the business. Upon such time as surplus is available, it will be distributed to the stockholders in the form of dividends.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (A)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.


                NAME AND                                AMOUNT AND
                ADDRESS OF                              NATURE OF
                BENEFICIAL                              BENEFICIAL              PERCENT OF
TITLE OF CLASS  OWNER                                   OWNER                   CLASS

Common          Ledyard H. DeWees                       505,000                 55.56%
                270 NW 3rd Court
                Boca Raton, FL 33432

Common          W.L. Canning                             75,100                  8.26%
                1286 George Bush Blvd.
                Delray Beach, FL 33483

Common          Arlyn DeWees                             75,100                  8.26%
                1286 George Bush Blvd.
                Delray Beach, FL 33483

Common          June D. Edwards                          75,000                  8.25%
                1240 San Remo Avenue
                Coral Gables, FL 33146

Common          Carolyn O'Brien                   75,100              8.26%
                270 NW 3rd Court
                Boca Raton, FL 33432

Common          James P. Smith                    75,100              8.26%
                8 So. Cross Circle
                Apt. #205
                Boynton Beach, FL 33436

         Notes to security ownership:

         (1)      Arlyn DeWees is a former spouse of Ledyard DeWees.

         (2) There is no legal relationship between Carolyn O'Brien and Ledyard DeWees.

         (B)      SECURITY OWNERSHIP OF MANAGEMENT

         The table below lists the beneficial ownership of the sole director and the only officer(s) (serves as President and Secretary) of the Company.


                NAME AND                                AMOUNT AND
                ADDRESS OF                              NATURE OF
                BENEFICIAL                              BENEFICIAL              PERCENT OF
TITLE OF CLASS  OWNER                                   OWNER                   CLASS

Common          Ledyard H. DeWees                       505,000                 55.56
                270 NW 3rd Court
                Boca Raton, FL 33432

         (C)      CHANGES IN CONTROL

         There are no arrangements existing that may result in a change of control of this Company.

         The Company has no warrants, options, rights, conversion privileges, voting trusts, or similar obligations in effect as of the date of filing this registration statement.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS

         (A)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

         The director and the officers of the Company are as follows:

NAME                            AGE                 POSITION

Ledyard H. DeWees               68                  Sole Director
                                                    President and Secretary

         Ledyard H. DeWees has been the sole Director and the President and Secretary since the formation of the corporation on December 6, 1996. He would be considered as a Promoter of the Company.

         Ledyard H. DeWees is an attorney and a member of the Florida Bar (Bar #0019426). He has been a licensed attorney since November 6, 1959. He conducts his practice in Florida as an association, Ledyard H. DeWees, P.A., of which he is the sole stockholder.

         Ledyard H. DeWees is not a director in any reporting companies.

         (B)      IDENTIFY SIGNIFICANT EMPLOYEES

         The Company has no employees at this time and does not intend to have employees in the foreseeable future.

         (C)      FAMILY RELATIONSHIPS

         There are no family relationships in respect to the sole director and the officers.

         (D)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDING

         Not applicable.

ITEM 6.           EXECUTIVE COMPENSATION

         (a)      GENERAL

         Ledyard H. DeWees is President and Secretary of the Company. There are no other officers and there are no employees. Mr. DeWees has never received any compensation for services rendered to the Company and there are no plans for payment of compensation in the foreseeable future. Further, the director and officers are not accruing any compensation pursuant to any agreement with the Company, or otherwise. Finally, there are no plans or agreements to pay Mr. DeWees compensation under any other designation.

         (B)      SUMMARY COMPENSATION TABLE

         Not applicable.

         (C)      OPTION/SAR GRANTS TABLE

         Not applicable.

         (D) AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

         Not applicable.

         (E)      LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

         Not applicable.

         (F)      COMPENSATION OF DIRECTORS

         There are no arrangements whatsoever pertaining to compensation for the sole director.

         (G) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Not applicable

         (H)      REPORT ON REPRICING OF OPTIONS/SAR'S

         Not applicable.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.           DESCRIPTION OF SECURITIES

         (a)      COMMON STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $0.001 per share. Each share of common stock has one vote.

         There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

         The Articles of Incorporation do not provide for any preemptive rights to shareholders. Consequently, under Florida law the shareholders do not have preemptive rights.

         All shares of common stock when issued shall be fully paid and shall be non-assessable.

         (B)      DEBT SECURITIES

         None

         (C)      OTHER SECURITIES TO BE REGISTERED

         None

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (A)      MARKET INFORMATION

         There is no public trading market for the Company's stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

         (B)      HOLDERS

         There are 39 shareholders of record of the Company's common stock.

         (C)      DIVIDENDS

         The Company has not paid any dividends to date and has no plans to do so in the foreseeable future. The Company has no revenues and thus there is no basis for any dividend payment.

ITEM 2.           LEGAL PROCEEDINGS

         There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The Company has not sold any of its stock or other securities in any form within the three years preceding the date of this registration statement.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         ARTICLE VII of the Bylaws of the Company, entitled "INDEMNIFICATION AND INSURANCE" provides as follows:

"SECTION 1.       INDEMNIFICATION UNDER BOA SECTION 607.0850

         The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION 2.        ADDITIONAL INDEMNIFICATION

         The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act."

         Florida Statute Section 607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them "... if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Florida Statute Section 607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.

         Attached audited balance sheet of Financial Ventures, Inc. as of the fiscal year ended March 31, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended March 31, 2000 and 1999 and for the period from December 4, 1996 (inception) through March 31, 2000, is submitted in compliance with Item 310 of Regulation S-B.

         An interim financial statement for the quarter ended June 30, 2000 is included in Part F/S.

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS


                                                      PAGE

Independent Auditor's Report                          F-1

Financial Statements:

 Balance Sheet                                        F-2

 Statements of Operations                             F-3

 Statement of Changes in Stockholders'
 Equity                                               F-4

 Statements of Cash Flows                             F-5

 Notes to Financial Statements                     F-6 to F-7

                          EARL M. COHEN, C.P.A., P.A.
                          ---------------------------
                          CERTIFIED PUBLIC ACCOUNTANT
                     2505 N.W. BOCA RATON BLVD. - SUITE 10
                           BOCA RATON, FLORIDA 33431
                    TEL.: (561) 347-1608 FAX: (561) 417-9984



                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors
Financial Ventures, Inc.

I have audited the accompanying balance sheet of Financial Ventures, Inc. (a development stage company), as of March 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the two years then ended and for the period from December 4, 1996 (inception)through March 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Ventures, Inc. (a development stage company) as of March 31, 2000, and the results of its operations and its cash flows for the two years then ended and for the period from December 4, 1996 (inception) through March 31, 2000 in conformity with generally accepted accounting principles.

                                             /S/ EARL M. COHEN CPA PA.

August 28, 2000

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2000




                                     ASSETS

TOTAL ASSETS                                               $    --
                                                           =======





                         STOCKHOLDERS' EQUITY (DEFICIT)


STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $.001 par value, 50,000,000
  shares authorized, 903,800 shares
  issued and outstanding                                   $   904
 Additional paid-in capital                                    376
 Deficit accumulated during the development
  stage                                                     (1,280)
                                                           -------

       Total Stockholders' Equity (Deficit)                     --
                                                           -------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                       $    --
                                                           =======


          Read accompanying Notes to Financial Statements.
                                       F-2

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                       YEARS ENDED MARCH 31, 2000 AND 1999
                                       AND
         PERIOD FROM DECEMBER 4, 1996 (INCEPTION) THROUGH MARCH 31, 2000


                                                                            December 4,
                                                                               1996
                                          Year Ended      Year Ended       (Inception)
                                           March 31,       March 31,       to March 31,
                                             2000            1999              2000
                                          ----------      ----------       ------------

REVENUES                                   $    --          $    --          $      --

EXPENSES
 General and administrative                     --               --              1,280
                                           -------          -------          ---------

NET (LOSS)                                 $    --          $    --          $  (1,280)
                                           =======          =======          =========

(LOSS) PER SHARE                           $    --          $    --          $      --
                                           =======          =======          =========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                               903,800          903,800            903,800
                                           =======          =======          =========


                Read accompanying Notes to Financial Statements.
                                       F-3

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         PERIOD FROM DECEMBER 6, 1996 (INCEPTION) THROUGH MARCH 31, 2000




                                                                                    Deficit
                                        Common Stock           Additional         Accumulated
                                   Number of        Par         Paid-in      During the Development
                                    Shares         Value        Capital              Stage             Total
                                   ---------       -----       ----------    -----------------------  -------
January 17, 1997 - Common
 shares issued for cash            903,800          $904          $376              $    --           $ 1,280

Net (loss)                              --            --            --               (1,280)           (1,280)
                                   -------          ----          ----              -------           -------

Balance - March 31, 2000           903,800          $904          $376              $(1,280)          $(1,280)
                                   =======          ====          ====              =======           =======


                Read accompanying Notes to Financial Statements.
                                       F-4

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
                       YEARS ENDED MARCH 31, 2000 AND 1999
                                       AND
         PERIOD FROM DECEMBER 4, 1996 (INCEPTION) THROUGH MARCH 31, 2000


                                                                        December 4,
                                                                           1996
                                          Year Ended     Year Ended      (Inception)
                                           March 31,      March 31,     to March 31,
                                             2000           1999            2000
                                          ----------     ----------     ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss)                                $  --          $  --          $(1,280)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   stock                                       --             --            1,280
                                            -----          -----          -------

NET INCREASE (DECREASE) IN CASH                --             --               --

CASH - BEGINNING                               --             --               --
                                            -----          -----          -------

CASH - ENDING                               $  --          $  --          $    --
                                            =====          =====          =======


                Read accompanying Notes to Financial Statements.
                                       F-5

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000



NOTE 1.   ORGANIZATION

          Financial Ventures, Inc. was incorporated on December 4, 1996 under the laws of the State of Florida. The company is engaged in purchasing tropical fish for wholesale. The company's headquarters is in Boca Raton, Florida. The Company is currently in the process of registering its securities under the Securities Exchange Act of 1934. Since inception, planned operations have not commenced.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          INCOME TAXES

          Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

          (LOSS) PER SHARE

          (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

          STATEMENT OF CASH FLOWS

          For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

          USE OF ESTIMATES

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          USE OF ESTIMATES (CONTINUED)

          liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3.   CAPITAL STOCK

          The Company has authorized 50,000,000 common shares with a par value of $.001 per share. As of March 31, 2000 and 1999, 903,800 common shares were issued and outstanding.

NOTE 4.   SUBSEQUENT EVENT

          On August 15, 2000, the Company issued 5000 common shares for $5,000 cash.

                            FINANCIAL VENTURES, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  JUNE 30, 2000
                                   (Unaudited)

                         ASSETS

TOTAL ASSETS                                          $    --
                                                      =======


              STOCKHOLDERS' EQUITY (DEFICIT)


STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, $.001 par value, 50,000,000
  shares authorized, 903,800 shares
  issued and outstanding                              $   904
 Additional paid-in capital                               376
 Deficit accumulated during the development
  stage                                                (1,280)
                                                      -------
         Total Stockholders' Equity (Deficit)              --
                                                      -------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                  $    --
                                                      =======

                Read accompanying Notes to Financial Statements.

                            FINANCIAL VENTURES, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                    THREE MONTHS ENDED JUNE 30, 2000 AND 1999
                                       AND
         PERIOD FROM DECEMBER 4, 1996 (INCEPTION) THROUGH JUNE 30, 2000
                                   (Unaudited)

                                                                                           December 4,
                                                       Three              Three               1996
                                                   Months Ended       Months Ended        (Inception)
                                                      June 30,           June 30,          to June 30,
                                                       2000               1999                2000
                                                   -------------      -------------       ------------
REVENUES                                             $      --          $      --          $      --

EXPENSES
 General and administrative                                 --                 --              1,280
                                                     ---------          ---------          ---------

NET (LOSS)                                           $      --          $      --          $  (1,280)
                                                     =========          =========          =========

(LOSS) PER SHARE                                     $      --          $      --          $      --
                                                     =========          =========          =========
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                           903,800            903,800            903,800
                                                     =========          =========          =========

                Read accompanying Notes to Financial Statements.

                            FINANCIAL VENTURES, INC.
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW
                    THREE MONTHS ENDED JUNE 30, 2000 AND 1999
                                       AND
         PERIOD FROM DECEMBER 4, 1996 (INCEPTION) THROUGH JUNE 30, 2000
                                   (Unaudited)

                                                                                December 4,
                                                  Three           Three            1996
                                              Months Ended    Months Ended      (Inception)
                                                 June 30,        June 30,       to June 30,
                                                   2000            1999            2000
                                              -------------   ------------     ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net (loss)                                     $      --      $      --      $  (1,280)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   stock                                                --             --          1,280
                                                 ---------      ---------      ---------

NET INCREASE (DECREASE) IN CASH                         --             --             --

CASH - BEGINNING                                        --             --             --
                                                 ---------      ---------      ---------

CASH - ENDING                                    $      --      $      --      $      --
                                                 =========      =========      =========

                Read accompanying Notes to Financial Statements.

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 1.  ORGANIZATION

         Financial Ventures, Inc. was incorporated on December 4, 1996 under the laws of the State of Florida. The company is engaged in purchasing tropical fish for wholesale. The company's headquarters is in Boca Raton, Florida. The Company is currently in the process of registering its securities under the Securities Exchange Act of 1934. Since inception, planned operations have not commenced.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INCOME TAXES

         Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

         (LOSS) PER SHARE

         (Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

         STATEMENT OF CASH FLOWS

         For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         USE OF ESTIMATES

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and

                            FINANCIAL VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         USE OF ESTIMATES (CONTINUED)

         liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 3.  CAPITAL STOCK

         The Company has authorized 50,000,000 common shares with a par value of $.001 per share. As of June 30, 2000 and 1999, 903,800 common shares were issued and outstanding.

NOTE 4.  SUBSEQUENT EVENT

         On August 15, 2000, the Company issued 5000 common shares for $5,000 cash.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

        Exhibit Number        Page Number              Description
        --------------        -----------       -----------------------------
            2(i)                  E-1           Articles of Incorporation of
                                                Financial Ventures, Inc.

            2(iii)                E-5           Bylaws of Financial Ventures,
                                                Inc.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: August 31, 2000



                                          By:        Ledyard H. De Wees
                                             -----------------------------------
                                                  Ledyard H. DeWees
                                                  President


                                       13